

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Alexandra Nichols
Co-Chief Executive Officer
Getaway Collection LLC
382 NE 191st St, PMB 96613
Miami, FL 33179

   Re: Getaway Collection LLC
     Offering Statement on Form 1-A
     Filed August 5, 2022
     File No. 024-11955

Dear Ms. Nichols:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

  Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Andrew Stephenson, Esq.